
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

<u>MAIL STOP 4561</u>

February 5, 2009

Robert A. Bourne, Chief Executive Officer
CNL Macquarie Global Growth Trust, Inc.
CNL Center at City Commons
450 South Orange Ave.
Orlando, FL 32801

> **Re:** **CNL Macquarie Global Growth Trust, Inc.**
> **Registration Statement on Form S-11**
> **File No. 333-156479**
> **Filed December 29, 2008**

Dear Mr. Bourne:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. Please provide us with all promotional material and sales literature, including material that will be used only by broker-dealers. In this regard, please note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. Please refer to Item 19.B of Industry Guide 5.

2. Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share redemption program. We urge you to consider all the elements of your share

repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division's Office of Mergers and Acquisitions.

Prospectus Summary, page 1

3.   We note that your advisor was recently formed. Please clarify, if true, that your property manager was also recently formed. We also note that both your advisor and property manager will enter into sub-advisory and sub-property management agreements with affiliates of your two sponsors. Considering the role the sub-advisors and sub-property managers will have in your operations, please revise to disclose when those parties were formed.

Our Initial Capitalization, page 3

4.   We note the disclosure that affiliates of your two sponsors have agreed to provide you with up to $40 million in funds in exchange for preferred partnership units. You disclose that consents of the noted affiliates are needed for you to draw upon the financing. It is not clear if the consents are required between the effective date and the expiration of six months or if they are always required. Please revise to clarify.

5.   We note that the preferred partnership units are convertible into unsecured debt or limited partnership units of the operating partnership. Please revise to clarify the terms at which the units are convertible. In this regard we note disclosure on page 134, which describes the initial conversion rate. Please also describe any other conversion rates that will apply.

Risk Factors, page 3

Our Management, page 6

6.   We note the disclosure that certain of your executive officers are also executive officers of your advisor or its affiliates. Please revise to clarify if you will have any executive officers that will not be employed by your sponsors' affiliates.

7.   We note the disclosure from page 1 that your advisor owes you and shareholders fiduciary duties. Considering they will subcontract out their responsibilities, please revise to clarify if the subcontracted parties are also fiduciaries to you and your shareholders.

8.   We note the disclosure in this section and the question and answer on page 17 that your advisor was recently formed. Please revise to clarify if your advisor currently conducts any operations.

Our Conflicts of Interest, page 7

9.   Please revise this subsection to discuss the conflict that exist due to the fact that your advisor has incentives to purchase properties using debt since the service fee is based on the purchase price and other acquisition fees are based on financing. Also, please discuss this conflict in the Risk Factors section.

10.   Please revise the first bullet point to disclose the number of other real estate programs to which your advisor, its affiliates, and related parties may allocate their time. Also, revise the second bullet point to identify the number of affiliate programs that also invest in commercial properties. Provide similar clarification in the appropriate risk factor.

11.   Please revise to discuss the conflicts associated with your ability to buy or sell properties from or to affiliates of your sponsors.

Compensation of Our Advisor and Affiliates, page 7

12.   Please clarify if your sponsors' affiliates are entitled to a financing fee for any draw on the $40 million that are exchangeable for preferred partnership units.

13.   It is not clear why you are not able to provide an estimated amount for the asset management fee. It would appear that the fee could be estimated using the estimated amount available for investment, as disclosed under "Estimated Use of Proceeds" on page 50, and the maximum amount of your leverage. Please revise to include an estimated amount or explain to us why you would not be able to provide such estimate.

Our Exit Strategy, page 14

14.   We note that your board is not required to "recommend" a liquidity event by any certain date even though they must "consider" such event on or before the seventh anniversary of the effective date of this offering. Though you will not recommend a course of action, it is not clear what the consideration by you would consist of. Please revise to discuss the elements and formal steps involved with your consideration and clarify how shareholders will be notified of your determination.

Estimated Use of Proceeds, page 14

15.   Please revise to disclose the percentage of the offering proceeds that will be used for investment in your assets.

Questions and Answers, page 15

Will you be notified of how we are performing, page 21

16.   Please revise to clarify if and when you will provide shareholders with disclosure of your net asset value on a total and per share basis. If you will not provide such information, please include a risk factor to highlight that fact.

Risk Factors, page 23

17.   We note the introductory paragraph discloses that the risks in this section are "not the only ones" you face. This section should discuss all material risks. Please revise to remove the qualifying language.

There can be no assurance that we will be able to achieve expected cash flows…, page 27

18.   Please expand this risk factor or provide a separate risk factor to address the impact on your ability to pay distributions arising from your use of leverage to purchase properties.

If we internalize our management functions…., page 30

19.   We note your disclosure here that you may seek to internalize your advisor and that the advisor's key personnel currently serve various roles with other entities. It is not clear that you would be able to retain the key employees in an internalization transaction. Please revise this risk factor to specifically address this risk.

Risks Related to Our Business, page 31

20.   Please provide a risk factor that addresses the current economic downturn and its impact on vacancy rates in commercial office and retail properties. Specifically discuss the risks to your business associated with high vacancy rates. We note the bullet point at the bottom of page 31, however, we believe the particular risks associated with actual trends in vacancy rates should be disclosed.

Management Compensation, page 53

21.   We note that where your advisor provides a "substantial" amount of services, it is entitled to a disposition fee. Please revise to clarify if substantial means that you would not be obligated to pay selling commissions to any other party.

Conflicts of Interest, page 60

Compensation to Our Advisor, page 62

22.   We note that the asset management fee is based on the value of assets in your portfolio and is not a performance-based fee. Please revise to discuss the conflicts of interest inherent in this fee arrangement, which ensures payment of fees regardless of the advisor's success in managing you and the properties.

23.   Please revise to address the conflict of interest that is presented when determining whether to pursue liquidation or listing, including a discussion of the benefits the advisor would receive by pursuing listing over liquidation.

Certain Conflict Resolution Policies, page 63

24.   We note from the first bullet point that you will not purchase property from an affiliated party at a price greater than the appraised value. Please revise to clarify whether the appraised value will be the value determined by an independent third party appraiser.

Certain Investment Limitations, page 66

25.   We note that several of the limitations may be lifted by independent board approval. For the limitations where you have not included such bypass disclosure, please clarify if those limitations may be waived.

Business, page 69

26.   We note the disclosure on page 70 of two CNL affiliates that will enter into agreements with the CNL sub-advisor. Please revise to identify and provide a narrative about the CNL sub-advisor.

Investing in and Originating Loans, page 78

27.   Please revise to clarify how your criteria for investing in properties will apply to making and investing in loans. It appears that you would need to assess the creditworthiness of the borrower in addition to the performance of a property in determining whether to make or purchase a loan. Also, please describe the credit quality of the loans that you may invest in.

Change in Investment Policies and Limitations, page 81

28.   Please revise to clarify if the board has the authority to make policy changes that would cause you to cease qualifying as a REIT.

Prior Performance Summary

Prior Investment Programs of CNL, page 82

29.   Please revise the third paragraph that begins with "during the 22-year period" to disclose the aggregate dollar amount of property purchased and the number of properties sold.

30.   Please limit the narrative summary of public programs to the last 10 years. Similarly, please limit the narrative summary of non-public programs on page 85 to the last 10 years.

31.   Refer to the table on page 83. For ease of reference, please include the dollar amounts raised in the table itself. Revise to clarify if the $1.9 billion referenced in footnote 4 refers to total raised in all offerings or just the second offering. Also, please update the status of the second and third offering.

32.   Please limit the table on page 84 to acquisitions during the last three years. Refer to Item 8.A.4 of Industry Guide 5.

33.   Please confirm that the CNL prior programs experienced no major adverse business developments or conditions, if true. Alternatively, please revise to discuss the major adverse business developments or conditions experienced by the CNL prior programs.

Prior Investment Programs – Macquarie Real Estate Group, page 86

34.   Please revise the disclosure on page 87 to summarize the method of financing the sponsor's acquisitions during the last three years.

Management, page 94

35.   Please revise to disclose the amount of time your executive officers will devote to you and whether they are also involved with the management of other programs.

Oversight of our Advisor, page 108

36.   We note that your independent directors will evaluate the performance and reasonableness of the compensation arrangement with your advisor. Please revise to clarify what actions the directors would take should they determine that the compensation is not reasonable. If the only possible action is to terminate the

advisory relationship, please revise to clarify the fees you would owe upon termination of the advisory agreement for such reason.

Sub-advisors, page 110

37.   We note the disclosure on page 111 that your sub-advisors will be reimbursed for all reasonable and necessary expenses incurred or paid for on the advisor's behalf. Please revise to clarify if you are responsible to reimburse your advisor for the noted reimbursements to the sub-advisors.

Federal Income Tax Considerations, page 138

38.   We note the disclosure in the introductory paragraph that the "summary does not address all possible tax considerations that may be material to an investor." As this section is intended to summarize all material tax consequences, please revise to remove the qualification.

Volume Discounts, page 163

39.   Please explain how you determined the 0.5% commission on sales payable to your Managing Dealer. It is not clear why the amount payable to the Managing Dealer is less than the amount available for reallowance.

Financial Information

Note 2 – Summary of Significant Accounting Policies

Organization and Offering Costs, page F-3

40.   Please consider expanding your disclosure to include the amount of potentially reimbursable organization and offering costs incurred to date.

Prior Performance Tables – CNL, page A-1

41.   Please tell us why you have limited your prior performance disclosure to prior public programs. It is not clear to us that your prior public programs meet the definition of "public track record" in Item 8 of Guide 5. Provide a similar analysis with respect to Macquarie.

Table II, page A-6

42.   Please revise footnote 3 to identify the number of programs included in the "other programs" column. Also, please confirm that this column includes aggregate information for all other programs within the last three years that are not otherwise required to be disclosed in Table II.

43.   Please explain why you have provided data only for the last three years when disclosing the cash generated and amount paid to the sponsor. Table II should reflect fees paid over the life of the program.

44.   Please revise the disclosure under "amount paid to sponsor from operations" to separately show amounts paid to the sponsor and its affiliates for each category of fees. For instance, you should disclose the total amount paid to the sponsor and its affiliates in advisory fees, property management fees, leasing fees, and reimbursements separately. This comment also applies to Table II for Macquarie sponsored programs.

45.   Please tell us whether the sponsor deferred or waived any fees from sales or refinancing of properties for these programs. If so, please provide footnote disclosure regarding the amount of fees incurred and the amounts deferred or waived.

Table III, page A-8

46.   Please tell us why you have provided only two years worth of operating results for several of the programs disclosed here and for Macquarie instead of the three-years provided in Table III of Guide 5.

47.   We note that you have not included line items for "profit on sale of properties" and the three cash generated line items following "cash generated from operations." Please tell us why you have omitted these items from your table.

48.   If you choose to include the line item for "Total cumulative cash distributions per $1,000 investment from inception," please revise to disclose the inception date for each program.

Prior Performance Tables – Macquarie Real Estate Group, page B-1

Table I, page B-4

49.   Please tell us why you omitted Macquarie DDR from this table.

50.   We note the inclusion of the reinvestment plans in your computation of the amounts offered and raised. Table I is intended to provide an illustration of a sponsor's track record with raising funds and applying them. Because the reinvestment plans do not illustrate your sponsor's success or failure in raising funds from investors, it should not be included in this table. Please revise the table. Also, if you have included the reinvestment plans in your computation of the disclosure under the caption "capital raising" on page 86, please revise to recompute those numbers accordingly.

51.   In your prior performance summary section, please revise to discuss the difference between the institutional placement and unit purchase plan.

Part II

Undertakings, page II-2

52.   Please revise to provide the undertakings required Item 512(a)(5)(ii) of Regulation S-K, which relate to filings under Rule 430C, and Item 512(a)(6).

Exhibits

53.   Please file the legal and tax opinions with the next amendment or provide a draft opinion for us to review. We must review the opinions before we declare the registration statement effective and we may have additional comments.

54.   Please file the $40 million financing commitment agreement with the affiliates of your sponsors as an exhibit to the registration statement.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Jamie John (202) 551-3446 or Cicely LaMothe, Accounting Branch Chief, at (202) 551-3413. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386 or the undersigned at (202) 551-3785.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Kevin J. Lavin (via fax)